LinnCo, LLC
Linn Energy, LLC
600 Travis, Suite 5100
Houston, Texas 77002

November 5, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	LinnCo, LLC
Linn Energy, LLC
Illustration of Cash Distributions and Taxes

Ladies and Gentlemen:
Enclosed herewith please find the “Illustration of Cash Distributions and Taxes” for LinnCo, LLC (the “LinnCo Tax Treatment”). We are submitting the enclosed per the telephone conversation between the Staff of the Division of Corporate Finance (the “Staff”) and our counsel at Baker Botts L.L.P., Kelly Rose, on October 26, 2012. The LinnCo Tax Treatment was previously submitted to the Staff by facsimile on August 21, 2012.
Please direct any questions or comments regarding the foregoing or the enclosure to the undersigned or to Kelly Rose, at (713) 229-1796.
Very truly yours,

LINNCO, LLC
LINN ENERGY, LLC

By: /s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

cc:    Charlene A. Ripley (Senior Vice President and General Counsel of Linn Energy, LLC)
Kelly Rose, Baker Botts L.L.P. (Issuer's counsel)
J. Michael Chambers, Latham & Watkins LLP (Underwriters' counsel)
Brett E. Braden, Latham & Watkins LLP (Underwriters' counsel)

August 21, 2012
LINN CO LLC
ILLUSTRATION OF CASH DISTRIBUTIONS AND TAXES
In the simple example below, Shareholder owns Corporation and Corporation owns an interest in Partnership. The example illustrates
(1) a distribution by Partnership to Corporation of Corporation's proportionate share of cash from Partnership operations,
(2) the allocation by Partnership of taxable income to Corporation that arises from the Partnership activities that generated the cash distributed to Corporation,
(3) Corporation paying tax on the income allocated to it from Partnership,
(4) the distribution by Corporation of the cash received from Partnership (net of Corporation's income taxes) to Shareholder and
(5) the income tax imposed on Shareholder with respect to the distribution received from Corporation. The various deductions and adjustments below are for illustration purposes only.
1.Partnership Generates and Distributes Cash from Operations
Partnership earns cash from operations, uses a portion of the cash to pay its current operating expenses (such as salaries) and distributes its net cash flow to its partners, including Corporation. Assume that Corporation's proportionate share of these items is as follows:

Corporation's share of gross cash from Partnership operations	$1,200
Less Corporation's share of cash used to pay Partnership operating expenses	$(200)
Cash Distribution to Corporation	$1,000
Partnership's cash distributions are not reduced by capital expenses, such as the cost of acquiring or improving properties, the recovery of those costs through depletion and depreciation deductions, or intangible drilling costs (IDCs). The capital expenses are funded with debt and equity proceeds rather than operating cash flow.
2.Partnership Allocates its Taxable Income to its Partners
Partnership does not pay income taxes itself. Instead, it allocates its taxable income among its partners, who pay tax on their shares of the income. Unlike Partnership's distributable cash flow, the Partnership taxable income allocated to each partner is reduced for the partner's share of Partnership capital costs such as depreciation, depletion and intangible drilling costs, producing a “tax shield” effect (i.e., cash distributions in excess of income allocations). Assume the income allocated to Corporation by Partnership is as follows:

Gross income	$1,200
Less current operating expenses	$(200)
Less capital expense recoveries (depreciation, depletion, IDCs, etc)	$(950)
Corporation's Taxable Income	$50

Thus, Corporation receives a $1,000 cash distribution but is allocated only $50 of net taxable income and thereby enjoys a 95% “tax shield.” Corporation's tax basis in its interest in Partnership is reduced by the $950 amount of the “shielded” distribution.
3.Corporation Pays Income Tax on Partnership Income Allocated to it
Assuming Corporation's combined federal and state income tax rate is 40%, it will pay income tax of $20 on the Partnership income allocated to it (that is, 40% of $50). Income taxes therefore consume only 2% of the $1,000 distribution. Assume for simplicity that Corporation's tax basis in its interest in Partnership is no less than the $950 portion of the Partnership distribution to Corporation that is “shielded.” Any distributions in excess of tax basis would constitute additional taxable gain to Corporation.
4.Corporation Distributes its Cash Flow (Net of Income Taxes) to Shareholder
Corporation uses a portion of the cash it received from Partnership to pay its income taxes and distributes the balance to Shareholder:

Cash distribution received by Corporation from Partnership	$1,000
Less Corporation's income taxes	$(20)
Cash Distribution from Corporation to Shareholder	$980

5.Shareholder-Level Tax
Distributions by Corporation to Shareholder are
first, dividend income to Shareholder to the extent of Corporation's earnings and profits (to the extent thereof), second, a recovery of Shareholders' tax basis in Corporation stock (to the extent thereof) and third, capital gain.
As a result, Shareholder can enjoy a tax shield effect (i.e., distributions in excess of taxable income) to the extent it receives distributions from Corporation that exceed Corporation's earnings and profits and constitute a recovery of Shareholder's tax basis in its Corporation stock.
Corporation's earnings and profits will equal its taxable income with certain adjustments. These adjustments require recovery of depreciation, depletion, and intangible drilling costs more slowly than permitted in computing taxable income. Assume that Corporation's earnings and profits are as follows:

Corporation's taxable income	$50
Plus upward adjustment arising from slower recovery of depreciation, depletion and IDCs	$370
Less income taxes paid by Corporation	$(20)
Corporation's Earnings and Profits	$400
As a result, only approximately 41% of Corporation's distribution to Shareholder (that is, $400 divided by $980) is taxable to Shareholder as a dividend. The $580 balance is a tax-free recovery of Shareholder's basis in its Corporation stock. Assume for simplicity that Shareholder's tax basis in its Corporation stock is no less than the $580 portion of Corporation's distribution to Shareholder that is “shielded.” As discussed above, any distributions in excess of tax basis would constitute additional taxable gain to Shareholder. Shareholder therefore enjoys a 59% tax shield on the distribution.